UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: the “Company”) announced today, that on August 9, 2015, the Company's compensation committee followed by its board of directors approved, in accordance with Sections 1A(2) of the Israeli Companies Regulations (Relief for Transactions with Interested Parties) of 2000 (the “Relief Regulations”) effective as of the third quarter of 2015, that the payment of compensation to each of its directors, serving from time to time, will be reduced to amounts equal to the maximum amounts listed under Level Four in the Israeli Companies Regulations (Rules regarding the Compensation and Expenses of an External Director), 5760-2000 (the “Compensation Regulations”), which are equal to the compensation that will be payable by the Company to its External Directors.

The directors' compensation, as approved by the compensation committee and the board of directors of the Company, is in accordance with the Company's compensation policy.

In light of the above, pursuant to the Relief Regulations, the approval of the director compensation does not require approval of the Company's shareholders. Nevertheless, under Section 1C of the Relief Regulation, each shareholder or group of shareholders that holds at least 1% of the Company’s issued share capital or voting rights is entitled to object to the approval of the terms of director compensation; provided, however, that such objection has been submitted to the Company within 14 days as of the date of this report on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

August 10, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv. General Counsel and Corporate Secretary

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